EXHIBIT 99.1
                                  -------------

 CONSUMER PRODUCT SAFETY COMMISSION

16 CFR Chapter II

Flame Retardant Chemicals That May Be Suitable for Use in Upholstered Furniture; Public Hearing

AGENCY: Consumer Product Safety Commission.

ACTION: Notice of public hearing and request for comments.

--------------------------------------------------------------------------------

SUMMARY: The Commission will conduct a public hearing on May 5-6, 1998 to receive scientific and technical information, such as published or unpublished studies, relating to the toxicity, exposure, bioavailability, and environmental effects of flame retardant (" FR ") chemicals that may be suitable for use in residential upholstered furniture, particularly in upholstery fabrics. The Commission seeks written comments and oral presentations from individuals, associations, firms, and government agencies, with substantiated information or technical comments on these topics. The Commission will evaluate the information obtained from the hearing as part of its deliberations on whether to propose a standard to address the hazard associated with small open flame ignitions of upholstered furniture.

DATES: The hearing will begin at 10:00 a.m. on Tuesday, May 5, 1998, and, if necessary, conclude on May 6, 1998. Requests to make oral presentations, and the text of the presentation, must be received by the Office of the Secretary no later than April 21, 1998. Persons planning to testify at the hearing should submit 10 copies of the entire text of their prepared remarks to the Commission no later than April 21, 1998, and provide an additional 50 copies for dissemination on the date of the hearing. Written comments that are in place of, or in addition to oral presentations, must be received by the Office of the Secretary no later than May 5, 1998. Written comments must include the author's affiliation with, or employment or sponsorship by, any professional organization, government agency, or business firm. All data analyses and studies should include substantiation and citations. The Commission reserves the right to limit the number of persons who testify and the duration of their testimony.

ADDRESSES: The hearing will be in room 420 of the East-West Towers Building, 4330 East-West Highway, Bethesda, MD. Written comments, requests to make oral presentations, and texts of oral presentations should be captioned "Flame Retardant Chemicals" and mailed to the Office of the Secretary, Consumer Product Safety Commission, Washington, D.C. 20207, or delivered to that office, room 502, 4330 East-West Highway, Bethesda, Maryland 20814. Comments, requests, and texts of oral presentations may also be filed by telefacsimile to (301) 504-0127 or by e-mail to cpsc-os@cpsc.gov.

FOR FURTHER INFORMATION CONTACT: For information about the purpose or subject matter of this hearing call or write Michael A. Babich, Ph.D., Directorate for Epidemiology and Health Sciences, U.S. Consumer Product Safety Commission,
Washington, D.C. 20207; telephone (301) 504-0994, extension 1383; fax (301) 504-0079. For information about the schedule for submission-of written comments, requests to make oral presentations, and submission of texts of oral presentations, call or write Rockelle Hammond, Office of the Secretary, Consumer Product Safety Commission, Washington, D.C. 20207; telephone (301) 504-0800, extension 1232; fax (301) 504-0127.

SUPPLEMENTARY INFORMATION: In 1994, the U.S. Consumer Product Safety Commission (" CPSC ") initiated a regulatory proceeding to address the hazard of small open flame ignitions of upholstered furniture. 59 FR 30735 (June 15, 1994). Small open flame sources include, for example, cigarette lighters, matches, and candles. Such ignitions of upholstered furniture are associated with an estimated 3,100 fires resulting in an estimated 100 deaths, 460 injuries, and $50 million in property damage per year in the U.S. The CPSC staff believes that a small open flame performance standard for upholstered furniture could effectively reduce the risk of death, injury, and property loss resulting from small flame ignitions (1).1

     The small open flame standard that the staff is considering would be a performance standard that specifies a requirement for flame resistance, but would not specify how furniture would have to be constructed to meet the standard. Manufacturers would be free to choose the means of complying with the standard. They could use inherently flame resistant textiles or apply FR treatments. Many different FR chemicals and combinations of chemicals are potentially available. FR chemicals could be incorporated within fibers, applied to the surface of the textile, or applied to the back of the textile in the form of a polymeric coating. Most cover fabrics currently used in upholstered furniture would require treatment with FR chemicals to pass the small open flame standard being considered by CPSC staff. Thus, a small open flame standard could result in the widespread use of FR chemicals in upholstered furniture manufactured for household use.

Possible Toxicity of FR Chemicals

     The Commission is interested in information about the possible toxicity of FR chemicals for several reasons. In addressing the hazard associated with the small flame ignition of upholstered furniture, the Commission staff is working to develop a performance standard without creating additional health hazards to consumers or workers or harming the environment. The CPSC staff preliminarily considered the possible toxicity of FR chemicals to consumers. The staff believes that certain FR chemicals could probably be used without presenting a hazard to consumers (2). However, some questions remain, such as whether there is additional information on the chemicals the staff considered, possible hazards posed by new FR chemicals, the environmental impact of FR chemical usage and disposal, and the potential for worker exposure.

Another issue is the possible smoke toxicity of FR-treated furniture. Therefore, the Commission is requesting additional information on these issues before considering a proposed rule.

     The Federal Hazardous Substances Act (" FHSA ") and the Commission's chronic hazard guidelines provide guidance for determining -whether a given FR chemical would present a hazard to consumers. 15 U.S.C. 1261 (f)(1)(A); 16 CFR 1500.135. Under the FHSA, toxicity, dose response, exposure, and bioavailability must be considered in assessing the potential hazard to consumers. Toxicity includes acute toxicity, as well as chronic health effects such as cancer, reproductive/ developmental toxicity, and neurotoxicity. 16 CFR 1500.3(c)(ii). The dose response is a measure of the potency of a given FR chemical. Exposure is the amount of FR chemical that may come into contact with consumers. Bioavailability is the amount of FR chemical that is absorbed by the body. A given FR chemical would not present a hazard to consumers unless it is toxic, there is sufficient exposure, and enough is absorbed by the body to exceed the acceptable daily intake. See 15 U.S.C. 1261 (f)(1)(A); 16 CFR 1500.135.

     The staff believes that in many cases, the FR chemicals would be applied in the form of a polymeric back-coating. Thus, exposure would depend on the ability of the FR chemical to migrate to the surface of the fabric. The back-coating is expected to reduce exposure because the FR chemical most commonly seen in the FR-treated fabrics to date is incorporated into the polymer and the polymer is on the back of the fabric. However, exposure might occur if the FR chemicals could be extracted during cleaning, or as a result of wear or abrasion or by contact with other liquids.

     The CPSC staff reviewed all available data on the acute and chronic toxicity of 16 FR chemicals (2). Based on the available data, the staff determined that 15 of the 16 FR chemicals considered would not present a hazard to consumers. Seven of the chemicals would not be considered "toxic" under the FHSA. Others would not be expected to present a hazard due to low exposure or low bioavailability. However, these conclusions could change if additional information became available that indicated certain chemicals could present a hazard. For some chemicals, only limited information was available on toxicity, exposure, or bioavailability. Furthermore, other FR chemicals not reviewed by the staff may be available for use in upholstered furniture.

     A related issue is whether the smoke from FR-treated furniture could be more toxic than the smoke from non-FR-treated furniture. Only the upholstery fabric would be treated with FR chemicals. Although the standard under consideration would require upholstered furniture to resist ignition from a small open flame, the furniture could still ignite in a larger fire. Smoke toxicity must be considered because most fire-related deaths are due to smoke inhalation, rather than burns. The staff reviewed all available data on the smoke toxicity of FR-treated products, and it determined that the smoke from FR-treated products was generally not more toxic than the smoke from non-FR-treated products (2). However, the Commission seeks additional information on this issue.

Other Uses of FR Chemicals

     Although FR chemicals are not currently used in most residential upholstered furniture, they are used in a number of other applications. FR treatments may be used in some commercial grade upholstered furniture, carpets, wall coverings, and automobile and airplane upholstery. FR chemicals are used in other textile products, such as workwear and children's sleepwear, and in a wide variety of plastic containing products, such as printed circuit boards, and television and computer cabinets. FR chemicals are also used in upholstered furniture sold in California and the United Kingdom to comply with certain flammability requirements. Experience gained with these other applications may be relevant to upholstered furniture. The Commission solicits information from those familiar with these applications.

Request for Information.

     To obtain information relevant to these questions, the Commission will conduct a public hearing on May 5-6, 1998. The Commission solicits written comments and oral presentations of scientific and technical information, including unpublished toxicity studies, from all interested parties on the following topics:

I. FR Chemicals

     A. FR chemicals and treatments that are potentially suitable for use in complying with the small open flame standard.

     1. Are there any FR chemicals or classes of FR chemicals included in the staff's review (see reference 2) that would not be suitable for upholstered furniture fabrics or barriers?

     2. Are there any chemicals that would be suitable for upholstered furniture but were not included in the staff's review?

     3. How would each type of FR treatment be applied, that is, incorporated into the fiber, surface treatment, or back coating?

     4. With what types of fibers and fabrics can each FR treatment be used?

     B. FR chemicals that are currently used in other applications to which consumers may be exposed (such as children's sleepwear, commercial grade furniture, carpet, and wall coverings, automobile and airplane upholstery, and residential furniture sold in California and the U.K).

     1. Would any of these chemicals not reviewed by the staff be suitable for upholstered furniture?

     2. How does experience gained with these applications address outstanding issues with upholstered furniture?

II. Toxicity

     A. Data or analyses, such as unpublished industry-sponsored studies, relating to the toxicity, dose response, bioavailability, or exposure of FR chemicals (both existing studies and those that are planned or underway).

     B. Federal, state, and international programs for evaluating new and existing FR chemicals.

     1. How can these programs limit the introduction of new hazardous FR chemicals that would be used in upholstered furniture?

     2. Are any FR chemicals considered "toxic" or "hazardous" under any current federal or state programs, such as the Environmental Protection Agency ("EPA"), Occupational Safety and Health Administration (" OSHA "), and Department of Transportation ("DOT")?

     3. Are any FR chemicals currently on any regulatory lists, such as under the Resource Conservation and Recovery Act (" RCRA "), the Comprehensive Environmental Response, Compensation, and Liability Act (" CERCLA " ), Toxic Release Inventory (" TRI"), or the California Safe Drinking Water and Toxic Enforcement Act of 1986 ("Proposition 65")?

     4. If any are listed, what is the significance, if any, of being on the particular list, with regard to upholstered furniture?

     C. Data or analyses relating to the smoke toxicity of FR-treated products, other than what was discussed in the staff toxicity review (including the need for any additional studies).

III.     Exposure and Bioavailability

     A. Possible consumer exposure to FR chemicals in upholstered furniture.

     1. What scenarios and routes of exposure need to be considered to adequately assess consumer exposure to FR chemicals?

     2. What must be considered to adequately assess exposure to children in particular?

     B. Studies relating to bioavailability of FR chemicals, such as dermal absorption studies, that were not cited in the staff review.

     C. Effect of aging and cleaning of furniture on exposure to FR chemicals.

     1.  Would  the   back-coating   degrade  over  time?   If  so,  under  what
circumstances?

     2. Would cleaning with aqueous or non-aqueous agents extract FR chemicals?

     3. How tightly would various FR chemicals be bound to or within the fabric or back-coating?

     4. How would exposure to light, including ultraviolet and infrared, affect exposure to FR treatments?

     5. Some FR treatments are considered to have low bioavailability due to high molecular weight. Could these FR chemicals degrade over time?

IV. Occupational Issues

     A. Processes likely to be used to apply FR chemicals to the textiles used in upholstered furniture.

     B. Effect of FR chemicals or treatments on workers who would be applying them to textiles or during the manufacture of upholstered furniture.

     1. In industries where FR chemicals are currently used, what controls exist to protect workers?

     2. What federal or state regulations are these industries subject to that are designed to protect workers?

     C. Any controls that currently exist to protect workers from exposure to other chemicals or particles in the textile and upholstered furniture industry.

     1.  What   federal  or  state   regulations   are  textile  and   furniture
manufacturers currently subject to that are designed to protect workers?

     2. Would manufacturers be subject to any additional regulations if FR chemicals were introduced?

     3. What additional controls, if any, would be required to protect workers from exposure to FR chemicals in these industries?

     D.  Cost  of  complying  with  additional   regulations  and   implementing
additional controls to protect workers, resulting from the use of FR chemicals in upholstered furniture, especially for small companies.

IV. Environmental Issues

     A. Federal or state environmental regulations to which textile and upholstered furniture manufacturers are currently subject.

     1.  What  environmental   controls,   if  any,  currently  exist  in  these
industries?

     2. What additional federal or state regulations would textile and furniture manufacturers be subject to, if FR chemicals were introduced?

     3. What additional environmental controls, if any, would be required?

     B.  Cost  of  complying  with  additional  environmental   regulations  and
implementing additional environmental controls, resulting from the introduction of FR chemicals into upholstered furniture, especially for small companies.

     C. Federal or state transportation regulations to which FR chemicals would be subject and the likely cost of complying with them.

     D. Any special disposal requirements when household furniture reaches the end of its useful life and any adverse impacts that disposal might have on the environment or human health.

     E. If adopted, a small open flame standard could increase the overall production of FR chemicals. Beyond what is addressed in the previous questions, are there any known or likely environmental effects from the manufacture, use, or disposal of FR chemicals for use in upholstered furniture?

List of Relevant Documents

(Documents may be obtained from the Office of the Secretary or from the CPSC's web site at www.cpsc.gov.)

     1. Briefing memorandum from Dale R. Ray, Project Manager, Directorate for Economic Analysis, to the Commission, "Upholstered Furniture Flammability:
Regulatory Options for Small Open Flame and Smoking Material Ignited Fires," October 24, 1997.

     2. Memorandum from Lakshmi C. Mishra, Ph.D., Directorate for Epidemiology and Health Sciences, to Dale Ray, Project Manager, "Toxicity of Flame Retardant Chemicals (FR's) Used in Upholstered Fabrics and the Toxicity of the Smoke from FR-treated Fabrics," October 1, 1997.

     Dated: March 11, 1998.

Sadye E. Dunn,
Secretary, Consumer Product Safety Commission.
(FR Doc. 98-6904 Filed 2-16-98; 8:45 am)


Footnotes

1. Numbers in parentheses refer to documents listed at the end of this document. The documents are available at the Commission's Public Reading Room, 4330 East-West Highway, room 419, Bethesda, Maryland 20814. For information call the Office of the Secretary at (301) 504-0800.

                                  Page 5 of 6